Second Quarter 2024 Earnings Call July 23, 2024 Exhibit 99.2

Forward-Looking Statements Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; natural disasters including severe flooding and other weather-related events; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Second Quarter 2024 - Earnings Call -

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, non-cash impact of metal price lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future. Second Quarter 2024 - Earnings Call -

Jean-Marc Germain Chief Executive Officer

Q2 2024 Highlights

- **Safety**: Recordable case rate (RCR)[1] of ~1.9 per million hours worked in Q2 2024; YTD RCR of ~2.1 per million hours worked
- **Shipments**: 378 thousand tons (-5% YoY)
- **Revenue**: €1.8 billion (-8% YoY)
- **Net income**: €71 million
- **Cash from Operations**: €152 million
- **Free Cash Flow**: €75 million
- **Shareholder Returns**: repurchased 1.56 million shares for $32.5 million
- **Leverage**: 2.5x at June 30, 2024
- In late June we experienced an unprecedented flooding event at our operations in the Valais region of Switzerland



Adjusted EBITDA Bridge
in € millions
179
(30)
209
39
96
79
(5)
(15)
(13)
(7)
(2)
172
32
83
64
(7)
42
214
2Q23 Adj. EBITDA
Metal price lag
P&ARP
A&T
AS&I
H&C
Metal price lag
2Q24 Adj. EBITDA

- **Adjusted EBITDA**: €214 million
  - Includes non-cash metal price lag impact of €42 million

Solid Q2 results despite mixed end market demand environment and two large planned maintenance outages

Constellium

(1) Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked.
Note: Segment Adjusted EBITDA excludes the non-cash impact of metal price lag.

Second Quarter 2024 - Earnings Call - 5

Jack Guo Chief Financial Officer

Segment Adjusted EBITDA of €64 million Lower packaging and automotive shipments Unfavorable price and mix Operating challenges at Muscle Shoals Unfavorable metal costs Q2 2024 Performance Packaging & Automotive Rolled Products Q2 2024 Segment Adjusted EBITDA Bridge Q2 2024 Q2 2023% △ Shipments (kt) 262 272 (4)% Revenue (€m) 1,001 1,049 (5)% Segment Adj. EBITDA (€m) 64 79 (19)% Segment Adj. EBITDA (€ / t) 244 291 (16)% Second Quarter 2024 - Earnings Call -

Aerospace & Transportation Q2 2024 Segment Adjusted EBITDA Bridge Q2 2024 Q2 2023% △ Shipments (kt) 60 60 —% Revenue (€m) 452 464 (3)% Segment Adj. EBITDA (€m) 83 96 (14)% Segment Adj. EBITDA (€ / t) 1,395 1,613 (14)% Segment Adjusted EBITDA of €83 million Stable aerospace and TID shipments Unfavorable price and mix Lower costs Q2 2024 Performance Second Quarter 2024 - Earnings Call -

Automotive Structures & Industry Q2 2024 Segment Adjusted EBITDA Bridge Q2 2024 Q2 2023% △ Shipments (kt) 56 66 (15)% Revenue (€m) 357 443 (19)% Segment Adj. EBITDA (€m) 32 39 (19)% Segment Adj. EBITDA (€ / t) 573 597 (4)% Segment Adjusted EBITDA of €32 million Lower automotive and industry shipments (Q2 2023 includes CED business which was sold in Q3 2023) Unfavorable price and mix Lower costs Unfavorable FX/Other Q2 2024 Performance Second Quarter 2024 - Earnings Call -

Free Cash Flow

H1 2024 Free Cash Flow Highlights

- Free Cash Flow of €67 million; compared to H1 2023:
  - Lower working capital
  - Lower cash interest
  - Lower Segment Adjusted EBITDA
  - Higher capital expenditures
  - Higher cash taxes
- Repurchased 1.89 million shares for $39.4 million

in € millions	H1 2024	H1 2023
Net cash flows from operating activities	206	167
Purchases of property, plant and equipment, net of grants received	(139)	(133)
Free Cash Flow	67	34

Track Record of Free Cash Flow Generation

in € millions



176
157
135
182
170
67
2019
2020
2021
2022
2023
1H 2024

Current 2024 Expectations[1]

- Free Cash Flow: >€100 million
  - Capex: ~€370 million
  - Cash interest: ~€125 million
  - Cash taxes: ~€55 million
  - TWC/Other: modest use of cash

Constellium

[1] Excludes any impact from the Valais flood.

Second Quarter 2024 - Earnings Call - 10

Leverage of 2.5x at quarter-end Target leverage range of 1.5x to 2.5x No near-term bond maturities Strong liquidity position Debt / Liquidity Highlights Net Debt and Liquidity Maturity Profile(1) in € millions Liquidity in € millions Net Debt and Leverage in € millions Strong balance sheet and improved financial flexibility give us confidence to manage varying business conditions Leverage = Net Debt / LTM Segment Adjusted EBITDA, which excludes non-cash impact of metal price lag (1) See Borrowings Table in the Appendix for more details Second Quarter 2024 - Earnings Call -

Jean-Marc Germain Chief Executive Officer

Transportation, Industry and Defense (Rolled): Demand remains weak Industry (Europe Extrusions): Demand remains weak across industrial markets and visibility is low Other Specialties (Rolled) Demand remains weak Production of light vehicles near pre-COVID levels in North America; remains well below in Europe Demand remains stable in North America; demand continues to weaken in Europe Consumer demand for luxury cars, light trucks, and SUVs remains steady in North America Lightweighting megatrend driving increased demand for rolled and extruded products; long-term electrification trend still intact Canstock inventory adjustments appear behind us in both North America and Europe Demand continues to improve in both North America and Europe Promotional activities at the retail level remain below historical levels Long-term trends remain in place with low to mid-single digit growth expected in both North America and Europe Packaging 37% Automotive 29% End Market Updates Commercial aircraft backlogs are robust today Long-term trends expected to remain intact, including increased passenger traffic Major OEMs remain focused on increasing build rates for both narrow and wide body aircraft, though supply chain struggles are slowing the ramp Demand remains strong in business/regional jet, defense and space Aerospace 15% Specialties 19% A Diversified Platform Second Quarter 2024 - Earnings Call - Note: Percentages are based on LTM Revenue as of June 30, 2024.

Continuing to Plant Seeds Today for Future Growth and Profitability

Rebuilding Muscle Shoals Direct Chill casting center with a grant from the Department of Defense (DoD)

- Total investment of ~$65 million, supported by a DoD grant of $23 million
- Increase annual casting capacity by up to 300 million pounds
- Expected to increase recycled input and reduce use of primary metal
- Provide the U.S. industrial base with an additional, self-reliant, domestic source of supply for aluminium rolling ingot
- Casting center expected to ramp up in H2 2026





New finishing lines in Singen in partnership with Lotte Infracell

- Total investment of ~€30 million, with contractual support of Lotte Infracell
- Constellium to supply foilstock for electric vehicle battery applications in Europe
- Provides diversification of the customer base for our specialty foilstock
- Expect project to be completed by the end of 2025, with scheduled ramp-up in 2026





Both projects expected to be funded within existing return-seeking capex levels and to well-exceed our target IRR of 15%

Constellium

Second Quarter 2024 - Earnings Call - 14

Update on Flooding Situation in the Valais Unprecedented flooding in the Valais region of Switzerland in late June, devastating the region, including industrial activities at Constellium and elsewhere Constellium’s plate and extrusion shops in Sierre and casthouse in Chippis severely flooded; operations have remained suspended All Constellium employees confirmed safe, but significant damage to equipment and facilities Cleaning and drying operations as well as testing and maintenance phase underway Mitigation plans underway to continue serving our customers, including optimization of internal industrial capacity ~700 employees in the Valais region, out of ~12,000 total for Constellium Sierre finishing capacity is 70-75kt, or less than 5% of our shipments, and an even lower percentage of our total manufacturing capacity Second Quarter 2024 - Earnings Call - Significant progress has been made and we are committed to limiting the impact to our customers

Currently expected Valais impact We are working closely with our insurance company and the latest insurance estimates have a gross damage assessment of approximately €135 million Includes estimated damages, cleaning costs and business interruption expenses The gross damage assessment is before consideration of insurance claim of up to €50 million, impact of mitigation plans which are underway, and potential government assistance (certain benefits already approved) Outlook Given the uncertainty around the impact from the severe flooding at our facilities in Switzerland, including the extent of the damage and the timing to restart production, we are pausing our guidance for 2024 Excluding the impact from the flood, our 2024 Adjusted EBITDA guidance(1) would have been reduced by approximately 5% as a result of the weaker market conditions We are confident at this time that the impact from the flood is digestible this year At this stage, we are prioritizing the restart based on criticality of equipment and customer needs We remain confident in delivering our Adjusted EBITDA target(1) of over €800 million in 2025 Targets Outlook We are confident at this time the impact from the flood is digestible this year and that it will not impact the long-term prospects of the business Second Quarter 2024 - Earnings Call - (1) Excludes the non-cash impact of metal price lag. (2) Excludes any impact from the Valais flood. 2024 Adjusted EBITDA(1) Paused ——— 2024 Free Cash Flow(2) >€100 million ——— 2025 Adjusted EBITDA(1) >€800 million ——— Leverage 1.5x - 2.5x

Solid performance in Q2 2024 Solid 2Q results despite mixed end market demand and two large planned maintenance outages Strong Free Cash Flow in the quarter of €75 million Increased share repurchases in Q2; H1 2024 repurchased 1.89 million shares for $39.4 million Operations in the Valais region in Switzerland impacted by significant flooding event in late June Exciting future ahead with opportunities to grow our business and enhance profitability and returns Diversified portfolio serving generally resilient end markets Durable, sustainability-driven secular growth trends driving increased demand for our products Infinitely recyclable aluminium is part of the circular economy Substantial value creation opportunities remain longer term; planting the seeds today for future growth and profitability Execution focused with proven ability to flex costs Strong balance sheet and Free Cash Flow generation allow financial flexibility and balanced capital allocations Approximately $260 million remaining on existing share repurchase program(1)(2) Key Messages Focused on executing our strategy and increasing shareholder value Second Quarter 2024 - Earnings Call - (1) Full execution of share repurchase program will require shareholder approval annually at the Annual General Meeting. (2) Expires December 2026.

Appendix

Reconciliation of Net Income to Adjusted EBITDA ≥130 Three months ended June 30, Six months ended June 30, (in millions of Euros) 2024 2023 2024 2023 Net income 71 32 88 54 Income tax expense 24 12 32 17 Income before tax 95 44 120 71 Finance costs - net 32 35 65 70 Income from operations 127 79 185 141 Depreciation and amortization 74 72 145 144 Restructuring costs 3 — 3 — Unrealized (gains) / losses on derivatives (3) 20 — 28 Unrealized exchange (gains) / losses from the remeasurement of monetary assets and liabilities - net — 1 (2) — Share based compensation costs 6 7 12 10 Losses on disposal — — 1 6 Other 7 — 7 — Adjusted EBITDA 214 179 351 329 of which Metal price lag(1) 42 (30) 29 (45) Second Quarter 2024 - Earnings Call - (1) Excluded in Segment Adjusted EBITDA

Free Cash Flow Reconciliation Three months ended June 30, Six months ended June 30, (in millions of Euros) 2024 2023 2024 2023 Net cash flows from operating activities 152 133 206 167 Purchases of property, plant and equipment, net of grants received (77) (65) (139) (133) Free Cash Flow 75 68 67 34 (in millions of Euros) 2023 2022 2021 2020 2019 Net cash flows from operating activities 506 451 357 334 447 Purchases of property, plant and equipment, net of grants received (336) (269) (222) (177) (271) Free Cash Flow 170 182 135 157 176 Second Quarter 2024 - Earnings Call -

Net Debt Reconciliation ≥130 (in millions of Euros) June 30, 2024 March 31, 2024 December 31, 2023 September 30, 2023 June 30, 2023 Borrowings 1,895 1,883 1,868 1,909 2,028 Fair value of net debt derivatives, net of margin calls — 1 (2) — — Cash and cash equivalents (213) (180) (202) (159) (178) Net Debt 1,682 1,704 1,664 1,750 1,850 LTM Segment Adjusted EBITDA(1) 661 697 713 690 682 Leverage 2.5x 2.4x 2.3x 2.5x 2.7x (1) Segment Adjusted EBITDA excludes non-cash metal price lag Second Quarter 2024 - Earnings Call -

Reconciliation of LTM Segment Adjusted EBITDA to Net Income ≥130 Twelve months ended (in millions of Euros) June 30, 2024 March 31, 2024 December 31, 2023 September 30, 2023 June 30, 2023 P&ARP 256 271 283 272 283 A&T 318 331 324 304 270 AS&I 116 123 133 139 148 H&C (29) (28) (27) (25) (19) Segment Adjusted EBITDA 661 697 713 690 682 Metal price lag (12) (83) (86) (141) (184) Adjusted EBITDA 649 615 627 549 498 Share based compensation costs (22) (23) (20) (20) (19) Losses on pension plan amendments — — — 47 47 Depreciation and amortization (295) (293) (294) (299) (295) Restructuring costs (3) — — (1) (1) Unrealized (gains) / losses on derivatives 25 2 (3) 14 10 Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net — (1) (2) 1 — Losses on disposal 34 34 29 28 (9) Other (7) — — — — Income from operations 381 333 337 319 231 Finance costs - net (136) (139) (141) (139) (139) Income before tax 245 194 196 180 92 Income tax expense (82) (70) (67) (32) 123 Net income 163 124 129 148 215 (1) Segment Adjusted EBITDA excludes non-cash metal price lag Second Quarter 2024 - Earnings Call -

Borrowings Table ≥130 At June 30, At December 31, 2024 2023 (in millions of Euros) Nominal Value in Currency Nominal Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan-U.S. ABL (due 2026) $— Floating — — — — — Senior Unsecured Notes Issued November 2017 and due 2026 $250 5.875% 234 (1) 5 238 230 Issued November 2017 and due 2026 $400 4.250% 400 (2) 6 404 404 Issued June 2020 and due 2028 $325 5.625% 303 (3) 1 301 291 Issued February 2021 and due 2029 $500 3.750% 467 (5) 4 466 452 Issued June 2021 and due 2029 $300 3.125% 300 (3) 4 301 300 Lease liabilities 151 — 1 152 154 Other loans 33 — — 33 37 Total Borrowings 1,888 (14) 21 1,895 1,868 Of which non-current 1,842 1,814 Of which current 53 54 Second Quarter 2024 - Earnings Call -